UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 ) *
                                            ---



                         SERVICEWARE TECHNOLOGIES, INC.
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                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                          (Title of Class of Securities)



                                   81763Q 10 9
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                                 (CUSIP Number)



                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  81763Q 10 9
         -----------------------
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  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Bruce Molloy
         -----------------------------------------------------------------------
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  2.     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            --------------------------------------------------------------------
         (b)
            --------------------------------------------------------------------
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  3.     SEC Use Only
                     -----------------------------------------------------------
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  4.     Citizenship or Place of Organization   U.S.A.
                                             -----------------------------------
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                     5.   Sole Voting Power    1,397,662
                                            ------------------------------------
  Number of        -------------------------------------------------------------
  Shares
  Beneficially       6.   Shared Voting Power
  Owned by                                   -----------------------------------
  Each             -------------------------------------------------------------
  Reporting
  Person With        7.   Sole Dispositive Power  1,397,662
                                                 -------------------------------
                   -------------------------------------------------------------

                     8.   Shared Dispositive Power
                                                  ------------------------------
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  9.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,397,662
                                                                     -----------
--------------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
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  11.    Percent of Class  Represented  by Amount in Row (9) 5.9% as of the date
                                                             -------------------
of the filing of this statement.  Based on  23,713,659  shares  of Common  Stock
--------------------------------------------------------------------------------
reported to be  outstanding in a Quarterly  Report on Form 10-Q for  ServiceWare
--------------------------------------------------------------------------------
Technologies, Inc. for the quarterly period ending September 30, 2001.
---------------------------------------------------------------------
--------------------------------------------------------------------------------

  12.    Type of Reporting Person (See Instructions)       IN
                                                    ----------------------------
--------------------------------------------------------------------------------

ITEM 1.

           (a)  Name of Issuer:
                ServiceWare Technologies, Inc.

           (b)  Address of Issuer's Principal Executive Offices:
                333 Allegheny Avenue, Oakmont, PA 15139

ITEM 2.

           (a)   Name of Person Filing:
                 Bruce Molloy

           (b) Address of Principal Business Office or, if none, Residence: c/o ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139

           (c)   Citizenship:
                 U.S.A.

           (d)   Title of Class of Securities:
                 Common Stock

           (e)   CUSIP Number:
                 81763Q 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)   [  ]  Broker or dealer registered  under section  15 of the Act
                       (15  U.S.C. 78o).

           (b)   [  ]  Bank   as  defined  in  section  3(a) (6)  of   the   Act
                       (15 U.S.C. 78c).

           (c)   [  ]  Insurance company as defined in section  3(a)(19)  of the
                       Act (15 U.S.C. 78c).

           (d)   [  ]  Investment  company  registered  under  section  8 of the
                       Investment Company Act of 1940  (15 U.S.C. 80a-8).

           (e)   [  ]  An  investment adviser in  accordance withss.240.13d-1(b)
                       (1)(ii)(E).

           (f)   [  ]  An employee  benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

           (g)   [  ]  A  parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

           (h)   [  ]  A  savings association  as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813).

           (i)   [  ]  A church  plan that is excluded from the definition of an
                       investment   company   under  section   3(c)(14)  of  the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j)   [  ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)   Amount beneficially owned:

                 1,397,662 shares of Common Stock. Includes options to purchase 26,625 shares exercisable within 60 days.

           (b)   Percent of class:

                 5.9%. Based on 23,713,659 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for ServiceWare Technologies, Inc. for the quarterly period ending September 30, 2001.

           (c)   Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote     1,397,662
                                                              ------------------
                 (ii)  Shared power to vote or to direct the vote
                                                                ----------------
                 (iii) Sole    power   to    dispose   or    to    direct    the
                       disposition of  1,397,662
                                     ---------------

                 (iv)  Shared   power   to   dispose   or     to    direct   the
                       disposition of
                                     -----------------

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION.  Dissolution of a group requires a response to this item.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 14, 2002
                                     -------------------------------------------
                                                    Date



                                             /s/ Bruce Molloy
                                     -------------------------------------------
                                                  Signature



                                             Bruce Molloy / Director
                                     -------------------------------------------
                                                  Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF  FACT  CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS.  (SEE 18 U.S.C. 1001).



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